

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2018

Paul W. Graves
President and Chief Executive Officer
Livent Corporation
c/o FMC Corporation
2929 Walnut Street
Philadelphia, PA 19104

> **Re: Livent Corporation**
> **Registration Statement on Form S-1**
> **Response dated September 24, 2018**
> **File No. 333-227026**

Dear Mr. Graves:

We have reviewed your supplemental response and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information.

If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 Filed August 27, 2018

Condensed Combined Balance Sheets, page F-38

1.   We have reviewed your response letter dated September 24, 2018. It is not clear why certain pro forma amounts presented on the June 30, 2018 balance sheet do not agree to the related pro forma amounts presented on page 47. Please advise or revise to address this apparent discrepancy.

You may contact Jeff Gordon (Staff Accountant) at 202-551-3866 or John Cash (Accounting Branch Chief) at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or Jay Ingram (Legal Branch Chief) at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction

cc: Michael Kaplan